
13030116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 17th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Raymond Ottusch (212) 259-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Raymond F. Ottusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCS Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY A. MOLNAR
Notary Public, State of New York
No. 31-01MO4850055
Qualified in ~~New York~~ Nassau County
Commission Expires June 8, 2014

Notary Public

Signature

C.C.O/FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

LCS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

LCS SECURITIES, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LCS Securities, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of LCS Securities, LLC (a wholly-owned subsidiary of Levin Capital Strategies, L.P.) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LCS Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 21, 2013

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 551,017
Receivable from clearing broker	184,403
Other assets	18,166
	$ 753,586
LIABILITIES	
Accrued expenses and other liabilities	$ 26,904
Due to Parent	194,100
	221,004
MEMBER'S EQUITY	532,582
	$ 753,586

See notes to statement of financial condition

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006, the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP" or "Parent") and is a member of the Financial Industry Regulatory Authority. The Company's operations are funded through contributions from LCSLP.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts at one major financial institution which, at times, may exceed federally insured limits.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions and related expenses are recorded on a settlement date basis because the difference between the trade date and settlement date is not considered material.

Interest income is recorded on the accrual basis.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the member's equity.

The Company is a single-member LLC wholly owned by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2012.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts due from clearing broker are carried at cost, which approximates fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker. All transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. At December 31, 2012, the receivable from clearing broker represents cash deposited with the broker and the net commissions receivable earned as an introducing broker for its customers' transactions. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

In the event of the broker's insolvency, recovery of assets may be limited to account insurance or other protection.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. At December 31, 2012, the Company had net capital, as defined, of $514,416, which was $264,416 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with LCSLP whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method which allocates expenses in amounts generally commensurate with LCSLP's support of the operation of the Company. The agreement may be terminated by either party upon 30 days' notice.

Substantially all clearing broker commission revenues are earned by the Company from certain investment advisory accounts of LCSLP. The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In October 2012, LCSLP contributed $200,000 to the Company, which was settled through a reduction in the amount due to LCSLP and as a contribution to member's equity.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Raymond Ottusch (212) 259-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


EISNERAMPER
ACCOUNTANTS & ADVISORS

LCS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

LCS SECURITIES, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LCS Securities, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of LCS Securities, LLC (a wholly-owned subsidiary of Levin Capital Strategies, L.P.) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LCS Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 21, 2013

LCS SECURITIES, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 551,017
Receivable from clearing broker	184,403
Other assets	18,166
	$ 753,586
LIABILITIES	
Accrued expenses and other liabilities	$ 26,904
Due to Parent	194,100
	221,004
MEMBER'S EQUITY	532,582
	$ 753,586

See notes to statement of financial condition

NOTE A - ORGANIZATION

LCS Securities, LLC (the "Company") was formed as a limited liability company on January 26, 2006 (date of incorporation) under the laws of the State of New York. As of April 4, 2006, the Company was registered as a broker-dealer under the Securities Exchange Act of 1934 and began trading operations on May 10, 2006. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is a wholly-owned subsidiary of Levin Capital Strategies, L.P. ("LCSLP" or "Parent") and is a member of the Financial Industry Regulatory Authority. The Company's operations are funded through contributions from LCSLP.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market funds to be cash equivalents. The Company maintains cash and cash equivalents in bank accounts at one major financial institution which, at times, may exceed federally insured limits.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions and related expenses are recorded on a settlement date basis because the difference between the trade date and settlement date is not considered material.

Interest income is recorded on the accrual basis.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the member's equity.

The Company is a single-member LLC wholly owned by LCSLP and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in LCSLP's tax returns for the year ended December 31, 2012.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds and amounts due from clearing broker are carried at cost, which approximates fair value.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company acts as an introducing broker. All transactions for its customers are cleared through a major U.S. securities firm on a fully disclosed basis. At December 31, 2012, the receivable from clearing broker represents cash deposited with the broker and the net commissions receivable earned as an introducing broker for its customers' transactions. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, however, the Company does not accept orders with respect to client accounts if the funds required, or sufficient marginable securities, for the client to meet its obligations are not on deposit in the client account at the time the order is placed.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

In the event of the broker's insolvency, recovery of assets may be limited to account insurance or other protection.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. At December 31, 2012, the Company had net capital, as defined, of $514,416, which was $264,416 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with LCSLP whereby the Company is charged for its respective share of expenses, including, but not limited to, employee services, office space, equipment, administrative support and communication expenses. The charge is based upon a method which allocates expenses in amounts generally commensurate with LCSLP's support of the operation of the Company. The agreement may be terminated by either party upon 30 days' notice.

Substantially all clearing broker commission revenues are earned by the Company from certain investment advisory accounts of LCSLP. The Company relies upon LCSLP's financial capacity to fund operations. There is no guarantee that LCSLP will continue to have the financial capacity to fund the Company's operations.

NOTE F - MEMBER'S EQUITY AND NON-CASH TRANSACTIONS

In October 2012, LCSLP contributed $200,000 to the Company, which was settled through a reduction in the amount due to LCSLP and as a contribution to member's equity.